BELLAVISTA
CAPITAL

June 3, 2010

BY EDGAR

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BellaVista Capital, Inc. (the “Company”)
Form 10-K for the year ended September 30, 2009
Filed March 31, 2010
File No. 000-30507
Dear Mr. Gordon:

We are responding to the comments in your letter dated May 13, 2010 regarding the above-referenced filing.  Set forth below are our supplemental responses numbered to correspond to your numbered comments.

1.	As stated in the fourth paragraph under “LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash”:

“We have two lines of credit secured by our Brighton and Pulgas investments, totaling $3.0 million of which $2.225 million was outstanding as of September 30, 2009.”

Accordingly, the Company had $775,000 available under these existing lines of credit.  Additionally, the Company owns other real property which it believes could provide collateral to secure additional borrowing to provide liquidity.  As a further note, the Company’s need to borrow funds has diminished since the end of the period due to sales of assets, and the resulting reduction of debt service associated with the sold assets and other related operating expenses.   These reductions in the ongoing cost of operations since September 30, 2009, combined with the asset sales proceeds have resulted in sufficient improvement in the Company’s liquidity that it has not needed to pursue any such additional secured loans or lines of credit.

Future reports, beginning with our interim financial statements for our first fiscal quarter ending December 31, 2009, will address the Company’s need for and sources of liquidity as appropriate as of the date of such reports and for the periods reported upon, but we will expand our disclosure to address your comment, again, as appropriate under the circumstances at the time of future reports.  That expanded disclosure would read as follows:

“In addition to amounts available to be borrowed under these existing lines of credit, the Company has real property assets which it believes it can use as collateral for additional borrowing if such borrowing is necessary to satisfy its cash needs.  We have no current arrangements to borrow against these additional real estate assets and can offer no assurance as to the availability or terms of any such additional debt financing.  We believe, however, that we will be able to obtain loans or lines of credit secured by these assets should the need arise.”

BellaVista Capital  |  15700 Winchester Blvd.  |  Los Gatos, CA 95030  |  Ph: 408-354-8424  |  Fax: 408-354-9787

2.
1)     The cash flow statement for the year ended September 30, 2009 had a wording error. The statement should have stated “increase” rather than “decrease” in accounts receivable. The increase in Accounts Receivable resulted in a use of cash. The amount of bad debt expense recorded in fiscal 2009 is presented as an adjustment in the statement of cash flows. The following table shows the activity for fiscal 2009:

	Accounts receivable	Allowance for uncollectible	Net A/R
9/30/2008 Balance	428,914	(189,849)	239,065
Bad debt expense		(262,338)	(262,338)
Gross change	(5,183)	125,143	119,960
9/30/2009 Balance	423,731	(327,044)	96,687

2)    The increase in accounts receivable presented on the Statements of Cash Flows for 2009 does not agree with the net change in accounts receivable because of the bad debt expense in the amount of $262,338 and receivables written-off totaling $125,143.  The amount showing as an increase rather than a decrease is appropriate.

3.
The Company’s management determined the carrying amount of our loans receivable by completing an extensive review of all loans receivable and the associated underlying collateral.  The review included independently derived estimates of value from third parties for each of the loans and the related collateral.  Based on this comprehensive review, we have impaired the loans as needed.  Regarding the loans that are in technical default (non-performing), our review indicates the estimated fair value of the underlying collateral is currently adequate to satisfy the obligations, except to the extent of the impairments recognized as reflected in the report.

As of September 30, 2009, we held four (4) investments that are subordinated second position loans.  The subsequent events disclosure in the 2009 10-K, states that we had subsequently taken ownership of the properties securing two of these loans.   Additional impairment was recorded as needed, and on one of the properties it was based on the estimated fair value of the underlying properties.  The borrower under the third loan had entered bankruptcy reorganization.  However, our estimate of the fair value of this loan was based on the estimated fair value of the underlying property securing the loan.  The estimated value of the property collateralizing this loan was sufficient to support the carrying value of the loan, so no additional impairment was appropriate at the time the report was filed. The fourth investment is performing, but management determined that an impairment charge be recorded as of September 30, 2009 based on the estimated fair market value of the underlying collateral.  The total impairment charge associated with these four loans was included as a component in the total impairment charge recorded in our financial statements for the year ended September 30, 2009.

In summary, we have conducted a thorough review of each loan and the security that has been provided for each of our investments, including independently derived estimates of value from third parties.  Our determination as to whether recognition of an impairment charge is appropriate was based, in each case, on our estimation of the fair value of the underlying property, including a valuation of the collateral securing each of our loans.

4.	We expect to file our Form 10-Q for the quarter ended December 31, 2009, by June 30, 2010.

We believe the foregoing supplemental responses address the matters in your letter of May 13, 2010.  Please contact us if you have further questions or comments.

__________________________________

The Company hereby acknowledges with respect to the above referenced matter that

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BellaVista Capital, Inc.

By:  /s/ WILLIAM E. OFFENBERG
        William E. Offenberg
        Chief Executive Officer

cc:          Kristi Marrone
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
Washington, D.C. 20549

Paul J. Derenthal